Digital Ally, Inc.

6366 College Blvd.

Overland Park, KS 66211

November 26, 2025

Via EDGAR

Erin Donahue and Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Digital Ally, Inc.
Draft Registration Statement on Form S-1
Submitted September 26, 2025
CIK No. 0001342958

Ladies and Gentlemen:

This correspondence responds to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Draft Registration Statement on Form S-1 submitted on September 26, 2025 (“DRS”) by Digital Ally, Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with the comments followed by our responses. We are concurrently filing with this letter the Registration Statement on Form S-1 (the “Registration Statement”).

Draft Registration Statement on Form S-1 submitted September 26, 2025

Plan of Distribution, page 18

1.	We note your disclosure that the Selling Stockholders “may be deemed to be “underwriters” within the meaning of the Securities Act...” Please clarify that the Selling Stockholder is an underwriter. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.13.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the Plan of Distribution on page 18 of the Registration Statement to clarify that the Selling Stockholder is an underwriter.

General

2.	If true, please revise the cover page to clearly state the Common Stock Purchase Agreement, dated September 15, 2025, provides for a committed equity financing facility. Additionally, revise the cover page to clearly state whether the resale shares are issued or are issuable pursuant to the Common Stock Purchase Agreement.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the disclosure on the cover page of the Registration Statement.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Joseph E. Segilia, Esq. at (212) 660-3027 or jsegilia@sullivanlaw.com.

Very truly yours,

/s/ Stanton E. Ross
Stanton E. Ross
Chairman and Chief Executive Officer
Digital Ally, Inc.

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Joseph E. Segilia, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP